SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)




                         CPI AEROSTRUCTURES INC. (CVU)
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   125919308
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                                 (CUSIP Number)


                               December 31, 2010
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            (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [x] Rule 13d-1(b)

          [_] Rule 13d-1(c)

          [_] Rule 13d-1(d)


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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Actof 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    125919308
            ---------------------


1. NAME OF REPORTING PERSONS

   SKIRITAI Capital LLC             I.R.S. Identification No.: 743056978

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [_]


3. SEC USE ONLY



4. CITIZENSHIP OR PLACE OF ORGANIZATION

   State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

   62,055

6. SHARED VOTING POWER

   0

7. SOLE DISPOSITIVE POWER

   62,055

8. SHARED DISPOSITIVE POWER

   0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   62,055

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    [_]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    0.9%

12. TYPE OF REPORTING PERSON*

    IA

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



CUSIP No.   125919308
            ---------------------


Item 1(a).  Name of Issuer:


            CPI Aerostructures, Inc.. (CVU)
            -------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

            60 Heartland Blvd Edgewood, NY 11717
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Item 2(a).  Name of Person Filing:

            SKIRITAI Capital LLC, a Delaware limited liability company.

            The address of SKIRITAI Capital LLC executive office is the same as the address of its principal office.
            -------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            One Ferry Building
            Suite 255
            San Francisco, CA  94111
            -------------------------------------------------------------------

Item 2(c).  Citizenship:

            See Item 4 of each cover page.
            -------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:

            Common Stock
            -------------------------------------------------------------------

Item 2(e).  CUSIP Number:


            125919308
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Item 3.   If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b)
          or (c), Check Whether the Person Filing is a:

     (a)  [_] Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     (a) Amount beneficially owned:

         See Item 9 of each cover page.
         ----------------------------------------------------------------------

     (b) Percent of class:

         See Item 11 of each cover page.
         ----------------------------------------------------------------------

     (c) Number of shares as to which such person has:


          (i)   Sole power to vote or to direct the vote

                See Item 5 of each cover page.


          (ii)  Shared power to vote or to direct the vote

                See Item 6 of each cover page.


          (iii) Sole power to dispose or to direct the disposition of

                See Item 7 of each cover page.


          (iv)  Shared power to dispose or to direct the disposition of

                See Item 8 of each cover page.


Item 5.  Ownership of Five Percent or Less of a Class.


         [ x ]


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.


         This statement is being filed by SKIRITAI Capital LLC (the "Reporting Person"), a Delaware limited liability company.

         The Leonidas Opportunity Fund L.P. and L2 Opportunity Fund, L.P. were formed to engage in the business of acquiring, holding and disposing of investments in various companies. The present principal business of SKIRITAI Capital LLC is serving as the General Partner of the Leonidas Opportunity Fund L.P. and the L2 Opportunity Fund, L.P. Russell R. Silvestri is Managing Director of SKIRITAI Capital LLC.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not applicable


Item 8.  Identification  and  Classification  of Members of the Group.


         Not applicable


Item 9.  Notice of Dissolution of Group.


         Not applicable


Item 10.  Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 25, 2011
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SKIRITAI Capital LLC

/s/ Russell R. Silvestri
----------------------------
By: Russell R. Silvestri
Managing Director

* The Reporting Persons disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.